

October 29, 2014

<u>Via E-mail</u>
Mr. Kevin S. Royal
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, CA   92123

     Re: **Maxwell Technologies, Inc.**
            Form 10-K for the year ended December 31, 2013
            Filed February 20, 2014
            File No. 001-15477

Dear Mr. Royal:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Kevin L. Vaughn

                                 Kevin L. Vaughn
                                 Accounting Branch Chief